UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of January, 2025

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Promissory Notes

On January 13, 2025, ads-tec Energy Inc., a Delaware corporation (“Debtor”) and wholly-owned subsidiary of ads-tec Energy PLC (the “Company”) amended and restated those certain (i) secured promissory notes and (ii) amended and restated secured promissory notes, each dated as of August 26, 2024 with an aggregate principal amount of $25,000,000 (the “Aggregate Principal Amount”), by and between Debtor and certain lenders (the “Lenders”), with the promissory notes having a maturity date of August 31, 2025 (the “Promissory Notes”). The Lenders include entities and individuals affiliated with Lucerne Capital.

The Promissory Notes bear interest at a rate of 10% per annum. The Debtor can prepay the Promissory Notes, in whole or in part, on any business day prior to August 31, 2025, after the initial drawdown date, at the election of the Company. The Promissory Notes were amended to allow the Debtor to repay and reborrow all or a portion of the Aggregate Principal Amount from time to time until August 31, 2025.

The foregoing summary of the Promissory Notes is qualified in its entirety by reference to the form of Promissory Notes attached hereto as Exhibit 10.1 and incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Exhibit List

Exhibit No.	Description
10.1	Form of Promissory Notes, dated January 13, 2024, by and between the Debtor and the Lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 16, 2025	ads-tec Energy PLC

	By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

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